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                  INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 24039
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1998



                             CONTENTS

                                                            Page

Summary of Billings                                           1


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                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
                            SUMMARY OF BILLINGS
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1998

                                                July 1998                  August 1998                  September 1998
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)
BARGING SERVICE BILLINGS TO AFFILIATES
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  112,067   $2.81      $315   251,810    $2.77      $697   203,505    $2.88       $586

    Amos Plant . . . . . . . . . . . .   67,761   $1.36        92   104,630    $1.33       139    92,207    $1.36        126

      Total. . . . . . . . . . . . . .  179,828              $407   356,440               $836   295,712                $712

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  168,840   $1.61      $273   223,074    $1.51      $336   250,506    $1.49       $373

    Kanawha River Plant. . . . . . . .   47,392   $0.70        33    63,587    $0.70        44    37,053    $0.76         28

      Total. . . . . . . . . . . . . .  216,232              $306   286,661               $380   287,559                $401

  Ohio Valley Electric Company . . . .    6,526   $2.17      $ 14      -       $ -        $ -    134,748    $2.80       $377

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .  171,335   $1.27      $218   124,780    $1.45      $180   135,189    $1.29       $175

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  909,248   $1.68    $1,524   692,868    $1.56    $1,083   573,408    $1.70       $973

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .   53,617   $ .68       $37    54,307    $0.75       $41      -       $ -          $-

    Gavin Plant. . . . . . . . . . . .   34,160   $1.16        40    11,283    $1.15        13    44,725    $1.09         49

    Mitchell Plant . . . . . . . . . .     -        -          -      7,769    $1.90        15    13,953    $2.21         31

    Muskingum River Plant. . . . . . .    6,832   $1.31         9    14,895    $1.33        20     8,071    $1.31         11

      Total. . . . . . . . . . . . . .   94,609               $86    88,254                $89    66,749                 $91

  Repairs Billed to Affiliated Companies                                                    $4
BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:
  Buckeye Power Company
   Cardinal Plant (Unit 2 & 3) . . . .  125,345   $1.81      $227    67,067    $2.39      $160   105,644    $2.39       $252

  Other Coal . . . . . . . . . . . . .  188,889   $2.15      $406   244,311    $1.80      $439   187,079    $1.80       $337

  Other. . . . . . . . . . . . . . . .  434,328              $614   400,051               $572   357,232                $594
Note: The above amounts include demurrage charges.
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